February 7, 2020

Emails: alperr@sec.gov and lippmannb@sec.gov

Division of Corporation Finance

Attn.: Staff Counsel Ronald Alper, Esq. and Brigette Lippman, Esq.

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re:	Verax Research Services, Inc. Amendment No. 2 to Its Offering Statement on Form 1-A Originally Filed June 28, 2019 File No. 024-11029

Dear Staff Counsel:

On June 28, 2019, in connection with the sale at $6.25 per share of up to 8,000,000 shares of common stock of Verax Research Services, Inc. (the “Company”), we filed the Company’s Form 1-A with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s associated July 29, 2019 SEC comment letter (the “comment letter”) relating to the Company’s Form 1-A, we filed Tuesday as Amendment No. 1 a response to the staff’s July comments.

Please note that this SEC Cover Letter relates to Amendment No. 2 to the Form 1-A (the “Amendment”), both of which are also being filed concurrently on EDGAR. This Cover Letter principally addresses an oversight in Amendment No. 1 as to a $1,000,000 Minimum when, in fact, there is no minimum offering and the disclosures are hereby adjusted accordingly.

As relayed in Tuesday’s Amendment No. 1, the Company has named Dalmore Group, LLC as Selling Agent/accommodating broker. Dalmore is required to clear its compensation arrangements with FINRA and will be seeking FINRA’s advice that it has no objections to the compensation arrangements prior to qualification.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

1333 Sprucewood Deerfield, IL 60015	Randy@securitiescounselors.net
Fax: 484-450-5130; Phone: 847.948.5431

Verax Research Services, Inc.	Page 2 of 2

Upon completion of the review of Amendment No. 1 and this Amendment, we trust all comments will have been satisfied and you can advise us that the Company’s Offering Statement can be qualified/declared effective at a mutually convenient time, hopefully on or about March 3, 2020. We are of course prepared to file a Request for Acceleration to coordinate such date of qualification as soon as that would be productive and, in turn, file the finalized Offering Circular per Reg A Rule 253(g)(1) on a timely basis.

Thank you for your assistance and prompt review of these materials.

Should you have any questions during the course of your review, please let me know.

Very truly yours,

/s/ Randall S. Goulding

Randall S. Goulding

SECURITIES COUNSELORS, INC.

1333 Sprucewood Deerfield, IL 60015	Randy@securitiescounselors.net
Fax: 484-450-5130; Phone: 847.948.5431